SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------
                               EXIDE TECHNOLOGIES
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    302051206
 -------------------------------------------------------------------------------
                                 (CUSIP Number)
                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 3300
                             New York, NY 10166-3399
                                 (212) 808-3950
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  June 1, 2005
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 302051206
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  OO
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  2,458,077
                  (includes a convertible bond position convertible into
                  417,386 shares of Common Stock
                  within sixty (60) days from the date hereof)
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  2,458,077
                  (includes a convertible bond position convertible into
                  417,386 shares of Common Stock
                  within sixty (60) days from the date hereof)
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  2,458,077
                  (includes a convertible bond position convertible into
                  417,386 shares of Common Stock
                  within sixty (60) days from the date hereof)
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%
                  (includes a convertible bond position convertible into
                   417,386 shares of Common Stock
                  within sixty (60) days from the date hereof)
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
-------------------------------------------------------------------------------

Introduction: As further described in this Schedule 13D, Mellon HBV Alternative Investment Strategies LLC (the "Reporting Person") beneficially owns 9.9% of the Common Stock of Exide Technologies (the "Company").

Concerned by the Company's present operating results and financial position, the Reporting Person is filing this Schedule 13D to amend its prior reporting on
Schedule 13G, to reflect that the Reporting Person intends to become involved in efforts to influence the direction of the Company. The Reporting Person expressed and outlined its concerns to the management of the Company in a letter to the Company dated June 1, 2005. The letter is attached hereto as Exhibit A.

Item 1. Security and Issuer.

     Security: Common Stock ("Common Stock").

     Issuer's Name and Address. Exide Technologies, Crossroads, Corporate Center, 3150 Brunswick Pike, Suite 230, Lawrenceville, NJ 08648.

Item 2. Identity and Background.

     (a)  Mellon HBV Alternative Investment Strategies LLC.

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399.

     (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.

     (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations  or  similar  misdemeanors)  or  (ii) a  party  to a  civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is organized under the laws of Delaware. Information with respect to the executive officers and directors of the Reporting Person is attached as Exhibit B to the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used funds from the working capital for purposes of effecting investment transactions. The Reporting Person borrowed no funds to purchase any of the Shares.

Item 4.  Purpose of Transaction.

     The Reporting Person acquired Common Stock and convertible debt of the Company for investment purposes.

     Concerned by the Company's present operating results and financial position, the Reporting Person is filing this Schedule 13D to amend its prior reporting on Schedule 13G, to reflect that the Reporting Person intends to become involved in efforts to influence the direction of the Company. The Reporting Person outlined its intentions with respect to the Company in a letter dated June 1, 2005 to the Company's management. That letter is attached hereto as Exhibit A. To further the goals of improving the performance of the Company and to enhance the value of its investment, the Reporting Person anticipates exploring alternatives that may include a going-private transaction or a potential financing to de-leverage the Company's balance sheet. In addition, the Reporting Person has been in discussions with third parties that have an interest in pursuing a potential going private transaction. The Reporting Person is also prepared to raise additional equity by back-stopping a rights offering to existing shareholders, provided any such equity raise is done in conjunction with the Company hiring a professional turnaround expert. The Reporting Person has been in touch with a turnaround firm that would provide much needed assistance to the Company's management team.

Item 5.  Interest in Securities of the Issuer.

     (a) As of June 2, 2005, the Reporting Person beneficially owned in the aggregate 2,458,077 shares of the Company's Common Stock (the "Shares") (includes a convertible bond position convertible into 417,386 shares of Common Stock within sixty (60) days from the date hereof), representing approximately 9.9% of the outstanding Common Stock (based on 24,407,068 shares outstanding as reported by the Company on its Form 10-Q filed for the quarter ended December 31, 2004 filed on February 14, 2005).

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

     (c) Information for the past 60 days relating to the transactions effected by the Reporting Person with respect to the Company's Common Stock and convertible bonds convertible into shares of Common Stock (within the next sixty (60) days) is set forth in Exhibit C attached hereto.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None, but see Introduction and Exhibit A to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.


          Exhibit A: Letter to Exide Technologies dated June 1, 2005 from Mellon HBV Alternatives Investment Strategies LLC.

          Exhibit B: Executive officers and directors of Mellon HBV Alternatives Investment Strategies LLC.

          Exhibit C: Table containing information with respect to open-market transactions in the Common Stock of the Company effected by Reporting Person during the past sixty (60) days.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2005

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer

                                                          Exhibit A

                                                              June 1, 2005

Board of Directors
c/o Mr. Gordon A. Ulsh
President and & Chief Executive Officer
Exide Technologies
Lawrenceville, NJ  08648

Gentlemen:

     Mellon HBV Alternative Investment Strategies, LLC ("MHBV"), through funds for which it serves as investment advisor, is the beneficial owner of 9.9% of the outstanding common stock of Exide Technologies ("Exide" or the "Company"). We are writing to you as a significant shareholder to express our grave concern about the Company's present operating results and financial position. MHBV is therefore filing a Schedule 13D, which amends its prior reporting on Schedule 13G, to reflect that MHBV intends to become involved in efforts that influence the direction of the Company.

     MHBV commends the recent additions to the Exide Board of Directors. We hope that the Board will continue to elect additional members that ensure the concerns of the current shareholder base are well represented as well as execute on efforts that maximize shareholder value.

     To further the goals of improving the performance of the Company and to enhance the value of its investment, MHBV anticipates exploring alternatives that may include a going-private transaction or a potential financing to de-leverage the balance sheet. MHBV has been in discussions with third parties that have an interest in pursuing a going private transaction. MHBV is also prepared to raise additional equity by back-stopping a rights offering to existing shareholders as long as it is done in conjunction with the Company hiring a professional turnaround expert. MHBV has been in touch with a turnaround firm that would provide much needed assistance to the Company's management team.

     Based upon the foregoing, we are dedicated to becoming a more involved shareholder. We are willing to work with the board of directors and the Company in order to preserve the interests of all stakeholders of the Company and maximize shareholder value.

                                          Sincerely yours,

                                          MELLON HBV ALTERNATIVE
                                          INVESTMENT STRATEGIES LLC

                                          By:  /s/ WILLIAM F. HARLEY III
                                               Name: William F. Harley III
                                               Title: Chief Investment Officer

                                                                    Exhibit B

----------------------------------------------------------------------- -------------------------------------------------------
                                                                                           Title With Each
                      Name and Business Address                                           Mellon HBV Entity
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
William F. Harley, III                                                  Manager/Director/President
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
Edward A. Schinik                                                       Manager/Director/Secretary/Treasurer
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
John H. Nagorniak                                                       Managing Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
Patrick Sheppard                                                        Managing Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------
----------------------------------------------------------------------- -------------------------------------------------------
Francis D. Antin                                                        Managing Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY  10166-3399
----------------------------------------------------------------------- -------------------------------------------------------

                                                                      Exhibit C
Information with respect to open-market transactions in the Common Stock of the Company effected by the Reporting Person during the past sixty (60) days.


--------------------------------------------------------------------------------
                      ransactionNo of
     Trade Date      T  Type     Shares                  Price
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
04/01/05             Buy             5726                             $12.77938
--------------------------------------------------------------------------------
04/01/05             Buy             2500                             $12.79960
--------------------------------------------------------------------------------
4/4/2005             Buy             4100                             $12.76610
--------------------------------------------------------------------------------
04/04/05             Buy             1000                             $12.80000
--------------------------------------------------------------------------------
04/04/05             Buy             5000                             $12.77076
--------------------------------------------------------------------------------
4/5/2005             Buy             2000                             $12.71500
--------------------------------------------------------------------------------
4/5/2005             Buy             1000                             $12.74610
--------------------------------------------------------------------------------
4/8/2005             Buy             4000                             $12.91250
--------------------------------------------------------------------------------
4/12/2005            Buy            10000                             $12.61000
--------------------------------------------------------------------------------
4/12/2005            Buy            14727                             $12.66132
--------------------------------------------------------------------------------
4/12/2005            Buy             1000                             $12.55000
--------------------------------------------------------------------------------
04/12/05             Sell            3672                             $12.61046
--------------------------------------------------------------------------------
4/13/2005            Sell            4000                             $12.95250
--------------------------------------------------------------------------------
4/13/2005            Sell           20600                             $12.94626
--------------------------------------------------------------------------------
4/19/2005            Buy             3500                             $12.00514
--------------------------------------------------------------------------------
04/19/05             Buy             5000                             $11.97000
--------------------------------------------------------------------------------
04/20/05             Buy             4000                             $12.01161
--------------------------------------------------------------------------------
04/21/05             Buy             3500                             $12.11143
--------------------------------------------------------------------------------
04/27/05             Buy           225000                             $10.88841
--------------------------------------------------------------------------------
04/27/05             Buy            15000                             $12.11440
--------------------------------------------------------------------------------
4/28/2005            Buy            25000                             $10.88910
--------------------------------------------------------------------------------
04/28/05             Buy             5000                             $10.88910
--------------------------------------------------------------------------------
4/29/2005            Buy            10000                             $10.40000
--------------------------------------------------------------------------------
4/29/2005            Buy            45000                             $10.32384
--------------------------------------------------------------------------------
05/04/05             Sell           10000                             $11.13000
--------------------------------------------------------------------------------
05/05/05             Buy             5000                             $10.50000
--------------------------------------------------------------------------------
5/9/2005             Sell           17354                             $11.19921
--------------------------------------------------------------------------------
05/13/05             Buy             5000                             $10.58060
--------------------------------------------------------------------------------
05/13/05             Buy            12000                             $10.60000
--------------------------------------------------------------------------------
05/13/05             Sell            2600                             $11.00577
--------------------------------------------------------------------------------
05/16/05             Sell            7000                             $11.13643
--------------------------------------------------------------------------------
5/17/2005            Sell           30000                              $6.66036
--------------------------------------------------------------------------------
05/17/05             Sell            5000                              $8.50000
--------------------------------------------------------------------------------
05/17/05             Buy             5000                              $5.81620
--------------------------------------------------------------------------------
05/17/05             Buy            48500                              $5.74670
--------------------------------------------------------------------------------
05/17/05             Buy           111500                              $5.90213
--------------------------------------------------------------------------------
05/17/05             Sell            8500                              $7.00000
--------------------------------------------------------------------------------
05/17/05             Sell          151500                              $7.07551
--------------------------------------------------------------------------------
5/18/2005            Sell          117392                              $5.46124
--------------------------------------------------------------------------------
5/18/2005            Sell          581800                              $5.88844
--------------------------------------------------------------------------------
5/19/2005            Buy            50000                              $5.31970
--------------------------------------------------------------------------------
5/19/2005            Buy           100000                              $5.30120
--------------------------------------------------------------------------------
5/19/2005            Buy           373926                              $5.37979
--------------------------------------------------------------------------------
5/19/2005            Buy            56100                              $5.36738
--------------------------------------------------------------------------------
5/19/2005            Buy            75000                              $5.31330
--------------------------------------------------------------------------------
5/20/2005            Buy           175000                              $5.24391
--------------------------------------------------------------------------------
5/23/2005            Buy            25000                              $4.64000
--------------------------------------------------------------------------------
5/23/2005            Buy           117500                              $4.64520
--------------------------------------------------------------------------------
05/23/05             Sell           57600                              $4.69000
--------------------------------------------------------------------------------
5/24/2005            Buy            50000                              $4.33930
--------------------------------------------------------------------------------
5/24/2005            Sell          109400                              $4.31000
--------------------------------------------------------------------------------
5/25/2005            Buy            35000                              $4.30187
--------------------------------------------------------------------------------
5/25/2005            Sell           57600                              $4.39000
--------------------------------------------------------------------------------
5/25/2005            Sell          103600                              $4.29000
--------------------------------------------------------------------------------
5/26/2005            Buy            75000                              $4.76369
--------------------------------------------------------------------------------
5/27/2005            Buy            25000                              $4.78526
--------------------------------------------------------------------------------

     Information with respect to open-market transactions in convertible bonds of the Company (convertible into the Company's Common Stock within sixty (60) days from the date hereof) effected by the Reporting Person during the past sixty (60) days.

-----------------------------------------------------------------------------
     Trade Date      TransactionNo of               Price
                        Type     Shares
-----------------------------------------------------------------------------
5/23/2005            Buy         1000000                                 $38
-----------------------------------------------------------------------------
5/24/2005            Buy         2000000                             $38.868
-----------------------------------------------------------------------------
5/25/2005            Buy         1000000                            $41.7737
-----------------------------------------------------------------------------
5/25/2005            Buy         2000000                             $41.198
-----------------------------------------------------------------------------